PGIM PRIVATE REAL ESTATE FUND, INC.

c/o PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

Offer to Purchase Up to 368,081 Shares of Common Stock Dated June 27, 2025

The Offer and Withdrawal Rights Will Expire at 4:00 p.m., Eastern Time, on July 28, 2025, Unless

the Offer is Extended

To the Stockholders of PGIM Private Real Estate Fund, Inc.:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), PGIM Private Real Estate Fund, Inc., a non-diversified, closed end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Maryland corporation (the “Fund”), is offering to purchase up to 368,081 of its outstanding shares of common stock (including Class I shares of common stock, Class D shares of common stock, Class S shares of common stock and Class T shares of common stock, the “Shares”) pursuant to tenders by stockholders of the Fund (“Stockholders”) at a price equal to the net asset value per Share as of July 28, 2025 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 4:00 p.m., Eastern Time, on July 28, 2025 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Stockholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Stockholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares daily as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern Time). The most recently calculated net asset value for each class of the Shares can be found by going to https://www.pgim.com/investments/private-real-estate-fund/pgim-private-real-estate- fund-performance .

Stockholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s transfer agent, Prudential Mutual Fund Services LLC (the “Transfer Agent”), or the Stockholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

If you would like to participate in the Offer, and your Shares are held through a financial intermediary, such as a financial adviser, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit a repurchase request for you. You may be charged a transaction fee for this service by the intermediary.

If you hold your Shares through a Financial Intermediary, you should be aware that the intermediary may establish its own earlier deadline for participation in the Offer. Accordingly, if you hold your Shares through a Financial Intermediary and wish to participate in the Offer, you should contact the intermediary as soon as possible in order to determine the times by which you must take action in order to participate in the Offer. Each intermediary may establish its own specific deadline for receipt of completed repurchase request materials from its clients.

The Fund makes no recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Stockholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Stockholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Because this Offer is limited as to the aggregate net asset value of Shares eligible to participate, not all Shares tendered for purchase by Stockholders may be accepted for purchase by the Fund. This may occur, for example, when one or more large investors, including investors affiliated with the Fund, seeks to tender a significant number of Shares or when a large number of investors tender simultaneously.

If you hold your Shares through a Financial Intermediary, please direct your questions and requests for assistance to your Financial Intermediary. If you hold your Shares directly, your questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

PGIM Investments

PO Box 219929

Kansas City, MO 64121-9929

Tel: (844) 753-6354

TABLE OF CONTENTS

Summary Term Sheet 1

1.Background and Purpose of the Offer

2.Offer to Purchase and Price

3.Amount of Tender

4.Procedure for Tenders

5.Withdrawal Rights

6.Purchases and Payment

7.Certain Conditions of the Offer

8.Certain Information About the Fund

9.Full Tender by DRIP Participants

10.Certain Federal Income Tax Consequences

11.Miscellaneous

Financial Statements

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•As disclosed in the Fund’s prospectus dated April 30, 2025, as amended and/or supplemented from time to time (“Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Stockholders. Accordingly, the Fund is offering to purchase up to 368,081 Shares at a price equal to their net asset value (that is, the value of the

Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of July 28, 2025 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of May 22, 2025. The Offer, which begins on June 27, 2025, will remain open until 4:00 p.m., Eastern Time, on July 28, 2025 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•Stockholders may tender all or a portion of their Shares.

•If a Stockholder tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the Expiration Date.

•As described in the Prospectus, a 2.0% early redemption fee payable to the Fund will be charged with respect to the repurchase of a stockholder’s Common Stock at any time prior to the day immediately preceding the one-year anniversary of a stockholder’s purchase of the Common Stock

(on a “first in-first out” basis).

•If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $1,000 as of the Valuation Date. The Fund reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

•If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”), in the event that you elect to tender your Shares in full, and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.

•If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•Additional repurchases will be made at such times and on such terms as may be determined by the

Board of Directors of the Fund (the “Board”). PGIM Investments LLC, the Fund’s investment manager (the “Manager” or “PGIM Investments”), expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, but the Fund is not required to make any such offer.

•Following this summary is a formal notice of the Offer, which remains open until and through the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to

Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: PGIM Private Real Estate Fund, Inc., by mail at P.O. Box 219929, Kansas City, MO 64121 (regular mail), or 801 Pennsylvania Ave, Suite 219929, Kansas City, MO 64105-1307 (overnight mail); or (ii) to your Financial Intermediary, as directed. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (844) 753-6354, Monday to Friday 8:00 a.m. - 5:00 p.m. CT All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). If you would like to obtain the estimated net asset value of your Shares, visit the Fund’s website at https://www.pgim.com/investments/private-real-estate-fund/pgim-private-real-estate-fund- performance .

•Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1.Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Stockholders who do not tender Shares. Stockholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Stockholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time although, there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Stockholders remaining in the Fund (assuming no further issuances of Shares).

2.Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 368,081 of those outstanding Shares that are properly tendered by, and not withdrawn

(in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date. The Fund has provided materials for the Offer to record holders on or about June 27, 2025.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 “Amount of Tender” and 7 “Certain Conditions of the Offer” below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6 “Purchases and Payment”. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on May 22, 2025, there were approximately 7,358,429 Class I Shares, 1,072 Class D Shares, 1,059 Class S Shares, and 1,059 Class T Shares issued and outstanding, with a net asset value per share of $28.51 for Class I Shares, $28.48 for Class D Shares, $28.38 for Class S Shares, and $28.38 for Class T Shares. Stockholders may obtain daily estimated net asset value information until the Expiration Date of the Offer at https://www.pgim.com/investments/private-real-estate-fund/pgim-private- real-estate-fund-performance .   The value of the Shares tendered by Stockholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3.Amount of Tender. Subject to the limitations set forth below, Stockholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $1,000 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 368,081 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 368,081 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a stockholder; provided that Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the aggregate NAV of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The unaccepted portion of any tender of Shares made by a Stockholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Stockholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4.Procedure for Tenders. Stockholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such

Stockholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 4:00 p.m., Eastern Time, on the Expiration Date.

With respect to Stockholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: PGIM Private Real Estate Fund, Inc., submissions may be made by mail at P.O. Box 219929, Kansas City, MO 64121 (regular mail), or 801 Pennsylvania Ave., Suite 219929, Kansas City, MO 64105- 1307 (overnight mail). The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Stockholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Stockholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the

Stockholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form, or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Manager, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.Withdrawal Rights. Any Stockholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Stockholder of its election to purchase such Shares.

If a Stockholder tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the Expiration Date.

Other than the early redemption fee described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

Each Stockholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Stockholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, a 2.0% early redemption fee payable to the Fund will be charged with respect to the repurchase of a stockholder’s Common Stock at any time prior to the day immediately preceding the one-year anniversary of a stockholder’s purchase of the Common Stock (on a “first in-first out” basis). An early repurchase fee payable by a stockholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any stockholder.

A Stockholder who tenders some but not all of such Stockholder’s Shares for repurchase will be required to maintain a minimum account balance of $1,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Stockholder so that the required account balance is maintained.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

7.Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur on a later date than the date specified in this Offer to Purchase. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. Subject to this Section 7 and the terms of the Fund’s Prospectus, the Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer (1) if the repurchase would cause the Fund to lose its status as a real estate investment trust under Section 856 of the Code; (2) for any period during which the New York Stock Exchange is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of an asset owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, in each case as determined by the company’s Board of Directors in its sole discretion; or (4) for such other periods as the SEC may by order permit for the protection of stockholders of the Fund. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act and is organized as a Maryland corporation. The principal executive office of the Fund is located at 655 Broad Street, Newark, New Jersey 07102 and the telephone number is (844) 753-6354. Shares are not traded on any established trading market.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; any material change in the present distribution policy or indebtedness or capitalization of the Fund; (c) any change in the identity of the investment adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors, to change any material term of the investment advisory arrangements with the Manager; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for

Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (f) any changes in the Articles of Amendment and Restatement, as amended, Bylaws, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of May 22, 2025, the following persons own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Fund’s
		Outstanding Shares
Pruco Life Insurance	5,868,557.63	79.71%
Company(1)
Prudential Insurance Company	1,486,563.39	20.19%
of America(2)
Morris L. McNair III	0	*
Mary Lee Schneider	0	*
Thomas M. Turpin	0	*
Scott E. Benjamin	0	*
Stuart S. Parker	0	*
Claudia DiGiacomo	0	*
Dino Capasso	0	*
Andrew R. French	0	*
Melissa Gonzalez	0	*
Patrick E. McGuinness	0	*
Debra Rubano	0	*
George Hoyt	0	*
Devan Goolsby	0	*
Kelly A. Coyne	0	*
Christian J. Kelly	0	*
Russ Shupak	0	*
Elyse M. McLaughlin	0	*
Robert W. McCormack	0	*

(1)The address of Pruco Life Insurance Company is 213 Washington Street, Newark, NJ 07102.

(2)The address of Prudential Insurance Company of America is 751 Broad Street, Newark, NJ 07102. * Less than 1%

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer.

Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in Shares effected during the past sixty (60) days by the Fund, the Manager, or any Director or officer of the Fund, or any person controlling the Fund or the Manager.

9.Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10.Certain Federal Income Tax Consequences. The following summary describes certain U.S. federal income tax consequences relating to the purchase of Shares by the Fund from Stockholders pursuant to the Offer. Except where noted, this summary deals only with Shares held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, persons holding Shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons who are “foreign governments” within the meaning of Section 892 of the Internal Revenue Code of 1986, as amended (the “Code”), investors in pass-through entities or U.S. holders of Shares whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling on the U.S. federal, state, or local tax considerations relevant to the purchase of Shares by the Fund has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that the Fund and its subsidiaries and affiliated entities will operate in accordance with the Fund and their applicable organizational documents.

The U.S. federal income tax treatment of holders of our Shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular Stockholder of holding Shares will depend on the Stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.

As used in the remainder of this discussion, the term “U.S. Stockholder” refers to a Stockholder that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your advisors.

A “Non-U.S. Stockholder” is a beneficial owner of Shares that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Except for the discussion under “Non-U.S. Stockholders,” the following discussion is limited to U.S. Stockholders. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus.

U.S. Stockholders. An exchange of Shares for cash in the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the exchange, a tendering U.S. Stockholder will, depending on such Stockholder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Fund. Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash by the Stockholder: (a) results in a complete termination of the Stockholder’s interest in the Fund, (b) results in a substantially disproportionate redemption with respect to the Stockholder, or (c) is not essentially equivalent to a dividend with respect to the Stockholder. In determining whether any of these tests have been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The constructive ownership and attribution rules are complex and Stockholders are urged to consult their tax advisors as to the consequences of the application of such rules. The sale of Shares pursuant to the Offer generally will result in a “substantially disproportionate” redemption with respect to a Stockholder if the percentage of the Fund’s then outstanding voting stock owned by the Stockholder immediately after the sale is less than 80% of the percentage of the Fund’s voting stock owned by the Stockholder determined immediately before the sale. The sale of Shares pursuant to the Offer generally will be treated as “not essentially equivalent to a dividend” with respect to a Stockholder if the reduction in the Stockholder’s proportionate interest in the Fund’s stock as a result of the Fund’s purchase of Shares constitutes a “meaningful reduction” of the Stockholder’s interest. If any of the above three tests for sale or exchange treatment is met, a U.S. Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will be capital gain or loss and may be subject to reduced rates of taxation as compared to ordinary income and specific limitations with respect to the deductibility of capital losses by U.S. Stockholders. Gain or loss will be determined separately for blocks of Shares acquired at different times or at different prices.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a dividend giving rise to ordinary income (and certain U.S. Stockholders may qualify for a deduction under Section 199A of the Code) to the extent of such Stockholder’s allocable share of the Fund’s current or accumulated earnings and profits, unless it is designated as a capital gains dividend. To the extent that amounts received exceed such Stockholder’s allocable share of the Fund’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such Stockholder’s Shares, and any amounts in excess of the Stockholder’s adjusted basis will constitute taxable gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Stockholder.

If the payment for any purchase of Shares pursuant to the Offer is treated as a taxable dividend to the selling Stockholder rather than as an exchange, the other Stockholders, including the non-tendering U.S. Stockholders, could be deemed to have received taxable stock distributions under certain circumstances. Stockholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the purchase of Shares pursuant to the Offer.

Non-U.S. Stockholders. The Transfer Agent or applicable withholding agent may withhold applicable U.S. federal income taxes on the gross payments payable to a Non-U.S. Stockholder or his or her agent unless the Transfer Agent or applicable withholding agent determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-U.S. Stockholder must deliver to the Transfer Agent or applicable withholding agent before the payment a properly completed and executed IRS Form W-8BEN (for individuals) or Form W-8BEN-E (for entities). In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Stockholder must deliver to the Transfer Agent or applicable withholding agent a properly completed and executed IRS Form W-8ECI. The Transfer Agent or applicable withholding agent will determine a Stockholder’s status as a Non-U.S. Stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Forms W- 8BEN, W-8BEN-E or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder meets one of the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above (unless the Fund is not a domestically-controlled real estate investment trust) or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding (discussed below) generally will not apply to amounts subject to the withholding tax or a treaty-reduced rate of withholding. Non-U.S. Stockholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

If the payment for any purchase of Shares pursuant to the Offer is treated as a taxable dividend to the selling Stockholder rather than as an exchange, the other Stockholders, including the non-tendering Non-U.S. Stockholders, could be deemed to have received taxable stock distributions under certain circumstances. Stockholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the purchase of Shares pursuant to the Offer.

In addition, a Non-U.S. Stockholder (other than an individual) may be subject to a 30% withholding tax under FATCA unless such Non-U.S. Stockholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E. If the Transfer Agent or applicable withholding agent withholds any amounts under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund from a Non-U.S. Stockholder pursuant to the Offer, including considerations relating to the Foreign Investment in Real Property Tax Act of 1980, as amended, see the Fund’s Prospectus.

Backup Federal Income Tax Withholding. Backup withholding tax will be imposed on the gross proceeds paid to a tendering U.S. Stockholder unless the U.S. Stockholder provides to the Transfer Agent or applicable withholding agent a correct U.S. taxpayer identification number, certifies that such U.S. Stockholder is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Therefore, each tendering U.S. Stockholder must complete and sign an Internal Revenue Service (“IRS”) Form W-9 prior to the payment so as to provide the information and certification necessary to avoid backup withholding, unless such U.S. Stockholder otherwise establishes to the satisfaction of the Transfer Agent or applicable withholding agent that such U.S. Stockholder is not subject to backup withholding. Certain U.S. Stockholders (including, among others, most corporations) are not subject to these backup withholding requirements. In addition, Non-U.S. Stockholders are not subject to these withholding requirements. In order for a Non-U.S. Stockholder to qualify as an exempt recipient, that Non-U.S. Stockholder generally must submit an applicable IRS Form W-8 (generally, an IRS Form W-8BEN, W-8BEN-E or W-8ECI).

The tax discussion set forth above is included for general information only. Each Stockholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of state, local and foreign tax laws.

11.Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at (844) 753-6354 or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

Financial statements have not been included herein because the consideration offered to Stockholders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act, and files its reports electronically on the EDGAR system.

Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.